File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

03032081

21 August 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

SEC MAIL PROCESSING RECEIVED
SEP 15 2003
WASH. D.C.

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released 6 August 2003. Apologies for the delay in forwarding this to you.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Encl.

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

dlw 9/16

Announcement Body Information:

At the recent Annual General Meeting of Severn Trent Plc, it was announced that Mrs Clare Tritton QC, a non-executive director of the Company, would be standing down with immediate effect.

www.severntrent.com

File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

21 August 2003

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Encl.

File Number 082-02819

Severn Trent Plc Annual General Meeting 2003 - Resolutions

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. no. (0)20 7676 1000).

www.severntrent.com

File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

21 August 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents, either by return of the enclosed copy letter or by email to Michelle.Woodall@stplc.com

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Document Details	Category	Document Date	Document released to: LSE/ UKLA	Registrar of Companies	Shareholders	Press releases	SEC	Comments
Notice of Annual General Meeting.- 30 July 2003	Circulars	10-Jun-2003	✓		✓			
Form of Direction - Share Incentive Plan - re AGM - 30 July 2003	Circulars	10-Jun-2003			✓			
Admission slip and Form of Proxy - re AGM - 30 July 2003	Circulars	10-Jun-2003			✓			
Form of Direction - Profit Sharing Scheme - re AGM - 30 July 2003	Circulars	10-Jun-2003			✓			
Annual Review 2003	Circulars	10-Jun-2003	✓		✓			
Annual Report and Accounts 2003	Circulars	10-Jun-2003	✓	✓	✓			
88(2) - Allotment of 10,313 shares - exercise of Sharesave options	Co House Forms	07-Jul-2003		✓				
88(2) - Allotment of 163 shares - exercise of Sharesave options	Co House Forms	07-Jul-2003		✓				
88(2) - Exercise of Executive Share Options - Banyard - 7,800 shares	Co House Forms	14-Jul-2003		✓				

File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

25 June 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

FOR INFORMATION ONLY

Dear Shareholder

I am pleased to enclose a copy of the Company's Annual Report and Accounts or Annual Review for the year ended 31 March 2003.

This year the Annual General Meeting will be held at the National Motorcycle Museum at Bickenhill, near Birmingham on Wednesday 30 July 2003 at 2.30pm. A location map and directions for this venue may be found with your admission slip which is included as part of your Form of Proxy.

The Notice of Meeting for the AGM is also enclosed. As part of the routine business of the meeting, shareholders will be asked to vote on the Company's remuneration report. This year the submission of the remuneration report for shareholders' approval at the AGM is a new requirement in the Companies Act 1985 for listed companies. A full copy of the remuneration report is attached as an appendix to the Notice of Meeting.

If you are coming to the AGM please bring your admission slip with you. This will help identify you as a shareholder and ensure that you are admitted swiftly to the meeting.

Even if you are not able to come to the AGM in person, your vote is still important and I would ask you to complete, sign and return the accompanying Form of Proxy. Alternatively you can register your proxy appointment and voting instructions electronically at www.sharevote.co.uk. Details of this facility are given on page 3 of the Notice of Meeting.

You may also wish to note that the Company offers shareholders the facility to receive communications by email. If you wish to take advantage of this service for future mailings you may register your request on our registrar's website at www.shareview.co.uk.

Yours sincerely

David Arculus
Chairman

NOTICE IS HEREBY GIVEN that the fourteenth Annual General Meeting of Severn Trent Plc (the 'Company') will be held at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands B92 0EJ on 30 July 2003 at 2.30pm for the following purposes:

To propose the following resolutions as Ordinary Resolutions

Resolution 1
To receive the Report of the Directors and the audited accounts for the year ended 31 March 2003.

Resolution 2
To declare a final dividend in respect of the year ended 31 March 2003 of 28.56 pence net for each ordinary share of 65$\frac{5}{19}$ pence.

Resolution 3
To reappoint Mr T D G Arculus, who retires by rotation, as a Director of the Company.

Resolution 4
To reappoint Mr R M Walker, who retires by rotation, as a Director of the Company.

Resolution 5
To reappoint Mr E E Anstee, who retires by rotation, as a Director of the Company.

Resolution 6
THAT Messrs PricewaterhouseCoopers LLP be reappointed auditors of the Company (having previously been appointed by the Board to fill the casual vacancy arising from the resignation of PricewaterhouseCoopers) to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and that their remuneration be determined by the Directors.

Resolution 7
THAT the Company be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the 'Act') to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

(a) The maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £50,000;

(b) This authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution unless previously renewed, varied or revoked by the Company in general meeting; and

(c) The Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

Resolution 8
THAT the Company's subsidiary, Severn Trent Water Limited, be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the 'Act') to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

(a) The maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £50,000;

(b) This authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution unless previously renewed, varied or revoked by the Company in general meeting; and

(c) Severn Trent Water Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

Resolution 9
THAT the Company's subsidiary, Biffa Waste Services Limited, be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the 'Act') to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

(a) The maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £25,000;

(b) This authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution unless previously renewed, varied or revoked by the Company in general meeting; and

(c) Biffa Waste Services Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

Resolution 10
THAT the Company's subsidiary, Biffa Waste Services SA, be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the 'Act') to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

(a) The maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £25,000;

(b) This authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution unless previously renewed, varied or revoked by the Company in general meeting; and

(c) Biffa Waste Services SA may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

Resolution 11
THAT the Company's subsidiary, Severn Trent Services Limited, be and is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) (the 'Act') to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) provided that:

(a) The maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall together not exceed £25,000;

(b) This authority shall expire at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution unless previously renewed, varied or revoked by the Company in general meeting; and

(c) Severn Trent Services Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

Resolution 12
THAT the remuneration report set out on pages 25 to 30 of the Annual Report and Accounts for the year ended 31 March 2003, a copy of which is attached as an appendix to this Notice, be approved.

Notice of Annual General Meeting
continued

Resolution 13
THAT the Directors are authorised in accordance with Section 95 of the Companies Act 1985 to allot equity securities for cash without first offering those equity securities to existing shareholders as required by Section 89 of the Companies Act 1985. This power will last until the next Annual General Meeting but it will end on 29 October 2004 if the next Annual General Meeting has not been held by then. During this period the maximum amount of equity securities which can be allotted under the power, other than in connection with a rights issue, is £11,224,491.

Resolution 14
THAT the Company is authorised generally and without conditions to make market purchases (as defined in section 163 of the Companies Act 1985) of its ordinary shares of $65\frac{5}{19}$ pence each, but:

the Company may not purchase more than 34,397,636 ordinary shares;

the Company may not pay less than $65\frac{5}{19}$ pence for each ordinary share;

the Company may not pay, in respect of each ordinary share, more than 5% over the average of the middle market price of the ordinary shares based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the Company agrees to buy the shares;

This authority will last from today until the Company's next Annual General Meeting, but it will end on 29 October 2004 if the next Annual General Meeting has not been held by then; and

the Company may agree, before the authority ends, to purchase ordinary shares where the purchase is or may be completed (fully or partly) after the authority ends.

By Order of the Board
P P Davies LLB Solicitor
Group General Counsel and Company Secretary
10 June 2003

Registered Office
2297 Coventry Road
Birmingham B26 3PU
Registered in England and Wales
No 2366619

Explanatory Notes

Annual Report and Accounts (Resolution 1)
The Directors must lay before the Meeting the accounts of the Company for the financial year ended 31 March 2003, the report of the Directors and the report of the Auditors of the Company on those accounts.

Declaration of a dividend (Resolution 2)
A final dividend of 28.56 pence net per ordinary share is recommended by the Directors for payment to ordinary shareholders who are on the register of members at the close of business on 20 June 2003. It is proposed that shareholders declare this dividend by passing this resolution. A final dividend can only be declared by the shareholders at a general meeting but must not exceed the amount recommended by the Directors. If so declared the date of payment of the final dividend will be 1 October 2003.

Reappointment of Directors (Resolutions 3, 4 and 5)
The Company's Articles of Association require all Directors to submit themselves for reappointment at least every three years. This provision also ensures that, as a minimum, one third of the Board of Directors, together with any Director appointed since the last Annual General Meeting, retires each year and, if they are eligible and so desire, stand for reappointment at the Annual General Meeting. Directors retire on the basis of their length of service since their last election.

Messrs Arculus, Walker and Anstee all retire on the basis of length of service since their last election and being eligible, offer themselves for reappointment. Mrs Tritton will also retire from the Board but will not be seeking reappointment.

Details of the Directors seeking reappointment, including their membership of Board committees, may be found on pages 18 and 19 of the Company's Annual Report and Accounts or pages 16 and 17 of the Annual Review for 2003.

Reappointment and remuneration of Auditors (Resolution 6)
The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. Following PricewaterhouseCoopers' conversion to a Limited Liability Partnership on 1 January 2003, PricewaterhouseCoopers resigned as auditors and PricewaterhouseCoopers LLP were appointed by the Board to fill the casual vacancy. The Companies Act 1985 requires that special notice be given of the resolution to appoint PricewaterhouseCoopers LLP as auditors. The appropriate special notice has been served on the company. Resolution 6 proposes the reappointment of PricewaterhouseCoopers LLP as auditors of the Company and authorises the Directors to determine the level of their remuneration.

Political Parties, Elections and Referendums Act 2000 (the 'Act') (Resolutions 7, 8, 9, 10 and 11)
It is the Company's policy not to make any donations to political parties and the Board does not intend to change that policy.

The Act came into force in 2001 and includes very broad definitions of political donations and expenditure of more than £5,000 in any one year made to organisations within the European Community which are, or could be, categorised as EU political organisations. The Act also requires a separate resolution of the holding company to be passed with respect to each subsidiary company concerned.

The Act includes very broad definitions of political donations and political expenditure, which may have the effect of covering a number of normal business activities that would not be thought to be political donations in the usual sense.

Given that the nature of the Group's business means it is frequently involved with public bodies and political representatives, and in order to avoid any possibility of inadvertently contravening the Act, the Board considers that it would be prudent to follow the procedure specified in the Act to obtain shareholder approval to incur a level of expenditure to cover all these activities. Resolutions 7, 8, 9, 10 and 11 seek authority to incur total expenditure of £175,000 by the Company and its principal operating subsidiary companies in the forthcoming year. The Board will not use this authority to make any political donations as that expression would have been understood before the Act became law.

Approval of Remuneration Report (Resolution 12)
From this year specified information must be included within the remuneration report in accordance with the Directors Remuneration Report Regulations 2002. The remuneration report for the year ended 31 March 2003 has been prepared in accordance with those new regulations and has been approved by the Board of Directors. The regulations specify that shareholders must also be given the opportunity to approve it. The remuneration report is set out on pages 25 to 30 of the Annual Report and Accounts for 2003. A full copy of the report is also attached as an appendix to this Notice. The Directors ask that shareholders approve the report.

Disapplication of Statutory Pre-Emption Right (Resolution 13)
This special resolution, if passed, will renew the Directors' power to issue equity securities for cash without having to offer these securities to existing shareholders first, as is required by section 89 of the Companies Act 1985. Equity securities are ordinary shares in the Company but they do not include shares which are allotted under employee share schemes. By exempting the Company from the rule in section 89, the Directors will have greater flexibility to raise finance.

A rights issue would involve the Company offering existing shareholders the opportunity to buy new ordinary shares. The number of ordinary shares which a shareholder can buy, depends on the number he/she already owns. The rules in some countries prevent shareholders from participating in a rights issue. This resolution allows the Directors to make alternative arrangements for those shareholders.

Authority for the Company to Purchase its Own Shares (Resolution 14)
This special resolution is proposed to renew the authority granted at the Company's last Annual General Meeting. If passed, it will allow the Company to buy back up to 34.3 million of its ordinary shares on the Stock Market. This equals about 10% of the ordinary shares held by the Company's shareholders. At the moment there are just under 345 million ordinary shares held by the Company's shareholders. The resolution sets out the lowest and highest prices that the Company can pay for the shares.

The Directors are committed to managing the Company's capital effectively. Purchasing the Company's own ordinary shares is one of the options that the Directors keep under constant review. The Directors will only purchase the Company's own ordinary shares if they believe it is in the shareholders' best interest and will increase the earnings per share. In general terms, earnings per share is the amount of the Company's profit after tax (less dividends on preference shares) divided by the number of ordinary shares held by the Company's ordinary shareholders.

Normally, any shares purchased under this authority will be cancelled but this will not be necessary if such purchases are made under the proposed Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003. When enacted, these regulations are expected to allow companies to hold or deal, in a limited way, in their own shares purchased under such authority.

General Notes

Entitlement to attend and vote
To have the right to attend and vote at the meeting (and also for the purposes of calculating how many votes a person may cast) a person must have their name entered on the register of members no later than 6.00pm on 28 July 2003. Changes to entries on the register after this time will be disregarded in determining the rights of any person to attend or vote at the meeting.

Persons who are not shareholders of Severn Trent Plc will not be admitted to the meeting unless prior arrangements are made with the Company.

Appointment of proxies
A shareholder entitled to attend and to vote at the meeting is entitled to appoint one or more proxies to attend the meeting, and any adjournment thereof, and, on a poll, vote instead of him/her. A proxy need not be a shareholder of Severn Trent Plc. Forms of Proxy should be deposited at the office of the registrar, Lloyds TSB Registrars, The Causeway, Worthing BN99 6BA not less than 48 hours before the time for holding the meeting.

Electronic proxy voting
Shareholders may register the appointment of a proxy by contacting the www.sharevote.co.uk website, where full details of the procedure are given. That website is operated by the Company's registrar, Lloyds TSB Registrars. Shareholders are advised to read the terms and conditions relating to the use of this facility before appointing a proxy. These terms and conditions may be viewed on the website. Any electronic communication sent by a shareholder that is found to contain a computer virus will not be accepted. Electronic communication facilities are available to all shareholders and those who use them will not be disadvantaged in any way.

Employee Share Schemes
An employee whose shares are held by the Trustees under either the Severn Trent Share Schemes or the Severn Trent Share Incentive Plan is not entitled to attend the meeting in respect of those shares. However, the employee can, in the meantime, instruct the Trustees how to vote on his/her behalf on any resolution set out in the Notice of Annual General Meeting should the resolution be put to a formal vote by poll. Voting direction forms will be sent to those employees concerned. Voting directions should be returned to the address on the reverse of the form so as to be received not later than 2.30pm on 23 July 2003. Employees may also instruct the Trustees how to vote by contacting the www.sharevote.co.uk website.

Remuneration Report
for the year ended 31 March 2003

The following pages are an exact copy of pages 25-30 from the Annual Report and Accounts 2003, including page numbering and page referencing.

Remuneration Committee
The Remuneration Committee determines, on behalf of the Board, the company's policy on the remuneration of executive Directors.

The Committee determines the total remuneration packages and contractual terms and conditions for these individuals.

The policy framework for remunerating all senior executives is consistent with the approaches taken for executive Directors.

The Remuneration Committee is comprised exclusively of independent non-executive Directors of the company. The members of the Remuneration Committee during the year were:
M C Flower (Chairman)
T D G Arculus
J D G McAdam

The Committee members have no personal financial interest, other than as shareholders, in the matters to be decided.

The constitution and operation of the Committee complies with the Combined Code for Corporate Governance of the Financial Services Authority. In setting performance related remuneration the Committee has regard to the provisions set out in Schedule A to the Code.

Advisers
To ensure that Severn Trent's remuneration practices are market competitive, the Remuneration Committee has access to detailed external research on market data and trends from experienced international consultants.

The Committee has received material advice from Deloitte & Touche (who replaced Andersen on 1 August 2002), Hay Management Consultants and Watson Wyatt who have been appointed by the Committee for the purpose of providing this advice.

In relation to other services provided to the group, Deloitte & Touche provide overseas tax advice and Watson Wyatt are the actuaries to the group's main UK pension schemes.

All three consultants provide employee benefits services and/or remuneration advice to the group below Board level.

The appointment of the principal adviser (currently Deloitte & Touche) will be formally reviewed by the Committee during the financial year 2003/2004.

The Group Chief Executive and the Group Services Director also provide advice and are invited to attend meetings to respond to specific questions raised by the Committee. This specifically excludes any matter concerning their own remuneration. The Group Company Secretary acts as Secretary to the Committee.

Remuneration policy
The company's ongoing remuneration policy for executive Directors is to review regularly and update as appropriate the framework to provide remuneration in a form and amount which will attract, retain, motivate and reward high calibre individuals. To achieve this, the remuneration package is based on the following principles:
- Incentives are aligned with the interests of shareholders and reward the creation of long-term value;
- Reward elements are designed to reinforce the link between performance and reward. Performance related elements should form a significant proportion of the total remuneration package and at maximum vary between 120% and 150% of basic pay;
- The total compensation package for on-target performance should be fully competitive in the relevant market;
- Packages are structured flexibly to meet critical resource needs and retain key executives.

The Committee seeks to take a prudent and responsible approach taking into account the interests of shareholders, customers, employees and the local community.

Personal shareholdings
The company does not have a policy which requires executive Directors to have a minimum holding of ordinary shares in Severn Trent but, through a variety of share schemes, encourages all employees to hold shares in the company.

External directorships
Executive Directors are encouraged to take on external non-executive directorships. In order to avoid a conflict of interest all such appointments are subject to the approval of the Remuneration Committee and the Board. Directors are normally only able to retain the fees arising from one such appointment.

Chairman and other non-executive Directors
Mr T D G Arculus is paid fees of £117,600 per annum. In addition, the company contributes £28,680 per annum to Mr Arculus's private pension arrangements, as well as providing private health scheme insurance and car provision and allowance. In addition, a further fee of £10,000 per annum is paid in the form of shares in the company.

Mr Arculus does not participate in any of the company's pension arrangements, share or bonus schemes or have the benefit of the provision of fuel for the car.

The remuneration policy for non-executive Directors is determined by the Board, within the limits set out in the Articles of Association.

Remuneration comprises an annual fee for acting as a non-executive Director of the company and additional fees for acting as:
- Chairman of a Board Committee;
- Senior non-executive Director;
- Trustee of a company pension scheme;
- Non-executive Director of a subsidiary company.

Non-executive Directors are not eligible to participate in incentive plans nor is any pension provision made except as detailed in relation to Mr Arculus.

Non-executive Directors receive payment of part of their fees in the form of Severn Trent ordinary shares.

The non-executive Directors do not have service contracts or consultancy agreements with any group company.

Remuneration package for executive Directors
The remuneration package for executive Directors comprises the following elements:
- Base salary and benefits;
- Annual bonus plan;
- Long Term Incentive Plan;
- Post-retirement benefits.

The performance related elements, when valued at on-target performance, comprise more than 60% of the total potential package (excluding post-retirement benefits).

Details of each of the above elements are as follows:

Base salaries and benefits
Base salaries are a fixed cash sum payable monthly. The company's policy is to set the salary for each executive Director within a range having regard to the market median for similar roles in large publicly quoted companies. Salaries for individual Directors are reviewed annually by the Remuneration Committee recognising the individuals' performance and contribution and developments in the relevant employment market.

The principal non-salary benefits for executive Directors include the use of a motor car, fuel, private medical insurance, life assurance and an incapacity benefits scheme. Since January 2002, the executive Directors have been allowed to 'flex' these benefits under the company's Lifestyle scheme. As they are flexing within the same value of overall package, their individual choices are not reflected in the table of Directors' emoluments on page 28.

Annual bonus plan
Executive Directors are eligible for annual bonuses to encourage improved performance, measured by reference to both financial and non-financial factors. Performance targets are established by the Remuneration Committee to align executive Directors' interests with shareholders and are measured by reference to profitability, together with specific targets for quality, service, environmental performance and the achievement of personal objectives. The maximum amount payable under the bonus scheme in 2002/2003 was 50% of base salary which is paid only for superior financial performance. Financial performance accounts for 60% of the total bonus potential and 40% is dependent on performance in respect of the remaining factors. The performance requirements are stretching and involve an assessment of up to ten parameters for each executive Director. Annual bonus payments are not taken into account in calculating pension entitlements. The actual bonuses awarded by the Remuneration Committee for the year ended 31 March 2003 are shown in the table of Directors' emoluments on page 28.

Long-term incentives
A Long Term Incentive Plan ('LTIP') for executive Directors was approved by shareholders at the 1997 Annual General Meeting and amended with shareholder approval at the 2001 Annual General Meeting.

The performance for the 2001 and 2002 LTIPs is measured by reference to a combination of Total Shareholder Return ('TSR') and Economic Profit ('EP') targets.

The maximum allocation that may be made to an individual executive Director in any year is such number of shares as have a market value equal to 100% of base salary. Shares are allocated annually by the Committee but are not released to executive Directors for a period of three years thereafter, provided that the TSR has achieved a prescribed ranking in comparison with a number of selected comparator companies and that the EP targets have also been met. The performance criteria are specific to each Award. For the performance periods effective from 1 April 2001 and 1 April 2002, Mr Walker received an allocation of shares equivalent to 100% of his salary and the remaining executive Directors received allocations equivalent to 70% of their salaries.

For the 2001 and 2002 Awards the comparator group consists of:

AWG Plc, Kelda Plc, Pennon Group Plc, Shanks Plc, United Utilities Plc and Waste Recycling Group Plc.

For the executive Directors an award under the 2001 and 2002 LTIP schemes will be triggered if the comparator TSR performance is at the median or above and the EP meets the scaled targets set. EP is calculated by reference to a rate of return of 7.5%.

It is considered that the performance conditions are appropriate since we compare our performance against companies in a similar sector, whilst at the same time strengthening the alignment with shareholders by placing emphasis on EP and sustained long-term value creation.

TSR performance will be assessed using an external data source such as Datastream, for share price and dividends in the period. The calculations of EP will be based on information from the company's financial statements and will be verified by external advisers.

The performance period for allocations of shares made in 2000 ended on 31 March 2003. The Remuneration Committee has determined, based on the company's TSR performance over the three year performance period, that participants are entitled to 50% of the shares allocated. In respect of the 2000 LTIP the qualifying condition for vesting was that the company's TSR performance was ranked median against the following comparators: AWG, BG, National Power, Kelda, Pennon, ScottishPower, Scottish and Southern Energy and United Utilities. Hyder, Powergen and Thames Water were constituents of the original comparator group but were acquired during the performance period and it was determined that they should be excluded from the comparator group. The measurement of the performance of BG and National Power incorporated the performance of Innogy and Lattice subsequent to the demerger. The shares in respect of the 2000 award will be released to executive Directors as soon as practicable following the announcement on 10 June 2003 of the company's results for the year ended 31 March 2003.

Post-retirement benefits
The company's policy is to offer all executive Directors membership of the Senior Staff Pension Scheme ('the Scheme'). All current executive Directors participate in the Scheme.

The Scheme is a funded Inland Revenue approved final salary occupational pension scheme which provides:

- A normal retirement age of 60 years;
- An overall pension at normal retirement age of two-thirds of final pensionable salary, subject to the completion of 20 years' pensionable service;
- Life cover of 4 x pensionable earnings;
- A pension payable in the event of retirement on grounds of ill health;
- A spouse's pension on death.

Early retirement is available after the age of 50 with the consent of the company. Any pension would be subject to a reduction that the Trustee considers appropriate, acting on actuarial advice, to reflect the expected longer payment of the pension. In certain circumstances, and subject to payment of suitable additional contributions by the company and the individual, consent may not be required for early retirement above the age of 55 and the reduction may be reduced or eliminated. In the event of incapacity early retirement is available on an unreduced basis allowing for pensionable service to age 60.

Under the Trust Deed and Rules pensions in payment in excess of any Guaranteed Minimum Pension are guaranteed to increase at a rate of price inflation subject to a maximum of 5% each year. In the calculation of individual cash equivalent transfer values, allowance is made for increases to pensions in payment in excess of any Guaranteed Minimum Pension in line with price inflation.

Performance graph

Our reward programmes are designed to support the generation of total shareholder return. The graph below shows the total shareholder return for the FTSE 100 and the company since 1 April 1998. The FTSE 100 has been chosen because it is considered to be the most appropriate basis for comparison as it is a broad equity index in which the company is a constituent.


TSR Index at 1.4.98 = 100
120
110
100
90
80
70
60
50
98
99
00
01
02
03
Year ended March
Severn Trent
FTSE 100 index

The company has a future obligation in respect of Mr R M Walker and Mr A S Perelman, both of whom joined this Scheme after 1 June 1989 and are therefore subject to the Inland Revenue earnings cap (2002/2003: £97,200), to pay the difference between their pension entitlement based upon the relevant portion of their salary and the maximum amount payable had the cap not been in place. The obligation is unfunded. The amount charged to the profit and loss account in the year for this future obligation was £269,117 for Mr Walker, and £167,202 for Mr Perelman.

The Committee decided that in cases of executive Directors where the employees' pension contribution based on their actual annual salary exceeds the Inland Revenue Limit (15% of pension cap) the executive Director would only be required to contribute up to the Inland Revenue Limit, although their pension would still be based on their actual earnings.

As explained above, the executive Directors are members of defined benefit pension arrangements. In previous years' accounts, disclosures of these benefits have been made under the requirements of the Stock Exchange Listing Rules. These Rules are still in place, but it is now also necessary to make disclosure in accordance with the Directors' Remuneration Report Regulations 2002.

A table detailing the executive Directors' pension provisions, under the two sets of requirements, is shown on page 28.

Forward-looking statement
The Committee will keep the existing remuneration arrangements, as detailed in this report, under review during the next year to ensure that the company's reward programmes remain competitive and provide appropriate incentives. No significant changes to the reward arrangements for executive Directors are anticipated. However, as usual there will be individual reviews of base salary, annual bonus and LTIP awards. The performance targets for incentive arrangements will also be reviewed to ensure alignment with the group strategy.

Directors' service agreements and letters of engagement
The current policy of the Remuneration Committee is that executive Directors are employed on contracts subject to no more than 12 months' notice, in accordance with current corporate governance best practice. The executive Directors are required to give not less than six months' notice of termination (12 months in the case of the Group Chief Executive). In the case of new appointments from outside the group, in order to attract and retain high calibre individuals, there may be an entitlement to a 24 months' notice period reducing to 12 months at the end of the first year of employment.

In the case of executive Directors who were appointed prior to 1999 and who previously had written notice periods in excess of 12 months, contractual terms were put in place in March 2000 which define levels of compensation payments that might be payable in the event of redundancy or breach of contract, such payment not being triggered in the event of dismissal for misconduct or poor performance.

The obligations under the arrangements are service related with four weeks pay for each year of service to a maximum of 25 years, one year's bonus and £20,000 for loss of benefits (car, health insurance etc).

There are no specific contractual payments or benefits which would be triggered in the event of a change in control of the company.

Pages 28 to 30 and the tables thereon comprise the 'auditable part' of the remuneration report, being the information required by Part 3 of Schedule 7A to the Companies Act 1985.

The dates of the current executive Directors' agreements, the dates on which their appointments became effective and the current expiry dates of their agreements are as follows:

Executive Director	Date of agreement	Effective date	Expiry date
J K Banyard	20 April 1998	23 January 1998	Terminable on 12 months' notice
M J Bettington	28 December 1994	8 November 1994	Terminable on 12 months' notice
B Duckworth	11 January 1995	8 November 1994	Terminable on 12 months' notice
A S Perelman	11 September 2001	1 October 2001	Terminable on 12 months' notice
R M Walker	7 July 1999	12 July 1999	Terminable on 12 months' notice

Mr R M Walker is the subject of reappointment as an executive Director at the Annual General Meeting and the Committee believes that his extensive knowledge and experience fully justifies the continuation of the contractual arrangement outlined above.

In respect of the Chairman and current non-executive Directors the dates on which their appointments took effect and the current expiry dates are as follows:

Chairman and non-executive Directors	Effective date	Current expiry date
T D G Arculus	20 May 1996	28 July 2004
E E Anstee	30 July 1999	29 July 2005
M L Cassoni	1 September 2001	31 August 2004
M C Flower	11 June 1996	10 June 2005
J D G McAdam	18 September 2000	17 September 2003
D A Osborn	21 September 1998	20 September 2004
C Tritton	1 November 1991	30 July 2003

It is the normal practice of the company for non-executive Directors to serve three three-year terms. Non-executive Directors have no right to compensation on the early termination of their appointment.

Directors' emoluments

The emoluments of the Chairman, the executive Directors and fees payable to the non-executive Directors are as follows:

	Basic salary and fees[3] £000	Benefits[5] in kind £000	Annual bonus £000	Other[1] £000	Total 2002/2003 £000	Total 2001/2002 £000
Chairman and other non-executive Directors						
T D G Arculus (Chairman)	127.6	21.2	–	6.0	154.8	140.9
E E Anstee	32.5	–	–	0.4	32.9	31.5
M L Cassoni	28.9	–	–	0.5	29.4	16.0
M C Flower	44.0	–	–	0.4	44.4	40.9
J D G McAdam	27.5	–	–	0.4	27.9	26.7
F A Osborn	50.0	–	–	0.2	50.2	50.9
A H Simon (resigned 26.07.02)	11.4	–	–	0.1	11.5	33.8
C Tritton	32.9	–	–	–	32.9	31.1
Executive Directors						
J K Banyard	175.0	21.3	83.1	0.4	279.8	240.3
M J Bettington	250.0	20.1	63.7	–	333.8	282.0
R A S Costin (retired 21.12.01)[4]	–	–	–	–	–	214.6
B Duckworth	235.0	21.1	105.8	0.1	362.0	314.3
A S Perelman	335.0	25.3	151.4	0.5	512.2	336.8
R M Walker[2]	406.0	34.9	170.5	0.1	611.5	492.7
Total emoluments	1,755.8	143.9	574.5	9.1	2,483.3	2,252.5

1 Other emoluments represent expenses chargeable to UK income tax paid to Directors.
2 Aggregate emoluments for Mr Walker, as highest paid Director, amounted to £611,500 (2002: £492,700).
3 Included within fees for the non-executive Directors, are amounts elected to be received by way of shares rather than as emoluments, to encourage participation in line with corporate governance best practice. 224 shares with a gross value of £2,500 were received by all of the non-executive Directors for the period, with the exception of Mr Arculus who received 908 shares with a gross value of £10,000. Mr Simon, who resigned in the year, received his time apportioned award of £801 in cash.
4 Mr Costin's salary and benefits in kind in the previous financial year are those amounts earned up to the date he retired as a member of the Board (21 December 2001). In the remainder of the previous financial year he received a further £52,700 in salary and £6,100 of benefits in kind in relation to the period following his retirement from the Board to 31 March 2002. Mr Costin retired from the company on 12 May 2002 aged 59. He received a further £214,925 of salary, bonus of £58,963 and £25,732 of benefits in kind in the current financial year being the balance of his contract which terminated at the age of 60.
5 Benefits in kind include the use of a motor car, fuel, private medical insurance, life assurance and an incapacity benefits scheme.

Directors' pension provisions[3]

	Accrued pension at 31.03.03 £ pa	Increase in accrued pension during the year £ pa	*Increase in* accrued pension during the year (net of inflation)[1] £ pa	*Transfer value* of increase in accrued benefits at 31.03.03 £000	Transfer value of accrued pension at 31.03.03[2] £000	Transfer value of accrued pension at 31.03.02[2] £000	Increase/ (decrease) in *transfer value* over the year, net of Director's contributions £000
J K Banyard	118,855	7,264	3,811	55.7	2,065.3	1,790.9	263.9
M J Bettington	110,197	22,191	19,468	159.6	988.3	971.2	2.1
B Duckworth	131,114	14,313	10,698	114.7	1,578.8	1,512.5	52.2
A S Perelman	16,729	11,247	11,077	130.8	219.5	74.5	130.4
R M Walker	50,345	18,067	17,068	279.9	868.7	515.8	338.3

The pensions shown above will be provided through both the Severn Trent Senior Staff Pension Scheme and the Severn Trent Supplemental Pension Scheme.

1 Inflation over the year is measured by reference to the increase in the retail price index between March 2002 and March 2003.
2 The transfer values have been calculated in accordance with Actuarial Guidance Note GN11 published by the Institute of Actuaries and Faculty of Actuaries.
3 In addition, the company contributes £28,680 per annum to Mr Arculus's private pension arrangements.

The Directors of the company at 31 March 2003 and their beneficial interests in the shares of the company were as follows:

i) Beneficial holdings

	At 1 April 2002 or subsequent date of appointment Number of ordinary shares of $65\frac{5}{19}$p each	At 31 March 2003 Number of ordinary shares of $65\frac{5}{19}$p each	At 10 June 2003 Number of ordinary shares of $65\frac{5}{19}$p each
Chairman and other non-executive Directors			
T D G Arculus (Chairman)	10,551	11,046	11,459
E E Anstee	2,133	2,255	2,357
M L Cassoni	116	238	340
M C Flower	1,133	1,255	1,357
J D G McAdam	133	255	357
F A Osborn	643	765	867
C Tritton	2,860	2,982	3,084
Executive Directors			
J K Banyard	15,183	17,058	18,140
M J Bettington	9,144	9,144	9,144
B Duckworth	18,217	19,739	21,046
A S Perelman	–	40	40
R M Walker	598	638	638

Messrs Banyard, Bettington, Duckworth, Perelman and Walker have further interests in the company's ordinary shares of $65\frac{5}{19}$p each by virtue of having received contingent awards of shares under the Severn Trent Plc Long Term Incentive Plan (the 'LTIP') on 10 August 2000, 30 August 2001 and 24 September 2002. The LTIP operates on a three-year rolling basis. The Severn Trent Employee Share Ownership Trust is operated in conjunction with the LTIP. Awards do not vest until they have been held in trust for three years and specific performance criteria have been satisfied. The details of the performance criteria are explained in the Remuneration Report on page 26. The individual interests, which represent the maximum aggregate number of shares to which each individual could become entitled, are as follows:

	At 1 April 2002 Number of ordinary shares of $65\frac{5}{19}$p each	Awards lapsed during year	Awarded during year	Market price at time of award (p)	At 31 March 2003 Number of ordinary shares of $65\frac{5}{19}$p each
J K Banyard	31,456	(6,369)	19,521	695	44,608
M J Bettington	39,522	(7,895)	27,888	695	59,515
B Duckworth	42,893	(9,288)	26,215	695	59,820
A S Perelman	31,428	–	36,812	695	68,240
R M Walker	61,447	–	64,701	695	126,148

No awards vested during the year, consequently there has been no gain on vesting (2002: £ nil).

No further awards have been made under the LTIP as at 10 June 2003.

The performance period for allocations of shares made in 2000 ended on 31 March 2003. The Remuneration Committee has subsequently determined, based on the company's Total Shareholder Return over the three year performance period, that participants are entitled to 50% of the award. The details of the performance criterion are explained in the Remuneration report on page 26. The 2000 contingent awards of shares are included in the table above and the actual number of shares to which each individual has become entitled from the 2000 award is as follows:

	Date of award	Market price at time of award (p)	Number of ordinary shares of $65\frac{5}{19}$p each vested from the 2000 award
J K Banyard	10 Aug 2000	735	4,818
M J Bettington	10 Aug 2000	735	5,759
B Duckworth	10 Aug 2000	735	6,502
R M Walker	10 Aug 2000	735	6,506

As at 10 June 2003 the shares from the 2000 contingent award had not vested but would do so as soon as practicable.

ii) Options over ordinary shares

	At the start of the year (No. of shares)	Exercised during the year (No. of shares)	Cancelled during the year (No. of shares)	Granted during the year (No. of shares)	At the end of the year (No. of shares)	Year of grant of option	Exercise price (p)	Date from which exercisable	Expiry date
Executive share options									
J K Banyard	7,800	–	–	–	7,800	1993	625	Dec 1996	Dec 2003
B Duckworth	8,528	–	–	–	8,528	1993	625	Dec 1996	Dec 2003
Sharesave options[1]									
J K Banyard	1,633	1,633[4]	–	–	0	1997	528	Apr 2002	Sep 2002
	1,024[5]	–	–	–	1,024	2000	473	May 2003	Oct 2003
	866	–	–	–	866	2002	548	May 2005	Oct 2005
M J Bettington	2,158[6]	–	–	–	2,158	1998	799	Apr 2003	Sep 2003
B Duckworth	1,306	1,306[7]	–	–	0	1997	528	Apr 2002	Sep 2002
	1,228[8]	–	–	–	1,228	2000	473	May 2003	Oct 2003
	693	–	–	–	693	2002	548	May 2005	Oct 2005
	–	–	–	1,057	1,057	2003	536	May 2006	Oct 2006
A S Perelman	–	–	–	3,064	3,064	2003	536	May 2008	Oct 2008
R M Walker[10]	3,235	–	3,235	–	0	2001	568	May 2008	Oct 2008
	–	–	–	1,763	1,763	2003	536	May 2006	Oct 2006

1 The executive Directors, in common with all eligible UK employees of the group, are entitled to participate in the company's Inland Revenue approved Sharesave Scheme. The terms and conditions applicable to these options are those provided in that scheme.
2 The total gain on exercise of share options during the year amounted to £6,083 (2002: £ nil).
3 No executive share options in respect of executive Directors were granted or lapsed during the year. At 31 March 2003 there were 194 other executives participating in the group's Share Option Scheme (2002: 188).
4 Mr Banyard exercised 1,633 options during the year at £5.28. The market price at exercise date was £7.35 and the gain on exercise amounted to £3,380.
5 Since the year-end, Mr Banyard exercised 1,024 options at £4.73. The market price at exercise date was £7.19½ and the gain on exercise amounted to £2,524.
6 Since the year-end, Mr Bettington cancelled 2,158 options.
7 Mr Duckworth exercised 1,306 options during the year at £5.28. The market price at exercise date was £7.35 and the gain on exercise amounted to £2,703.
8 Since the year-end, Mr Duckworth exercised 1,228 options at £4.73. The market price at exercise date was £7.19½ and the gain on exercise amounted to £3,027.
9 The gains on share options referred to above are the notional gain, before taxation, based on the difference between the exercise price and the mid-market price at the close of business on the date of exercise. It does not indicate that this was the actual gain realised on the sale of shares or that the shares in question have necessarily been sold.
10 Mr Walker was granted options over 1,763 ordinary shares in the company's three year Sharesave Scheme on 8 January 2003. On 28 January 2003 he ceased participation in the company's 2001 seven year Sharesave Scheme to comply with Inland Revenue contribution limits, and his options over 3,235 ordinary shares were cancelled.
11 At the close of business on 31 March 2003 the mid-market price of the company's shares was 716p (28 March 2002 (last trading day): 738p) and the range during the year was 589.5p to 787p.

lotes to Form of Direction

1. As a participant of the Severn Trent Share Incentive Plan (the 'SIP') shares are held on your behalf by the Trustee, Hill Samuel ESOP Trustees Limited (the 'SIP Trustee'). As a member of the SIP you are entitled to direct the SIP Trustee how to vote on a poll on your behalf at the meeting, and at any adjournment thereof, by completing the Form of Direction.

2. If you wish to direct the SIP Trustee how to vote on a poll on your behalf you may do so by marking the appropriate box 'For' or 'Against' in respect of each Resolution. If all members of the SIP direct the SIP Trustee to vote either 'For' or 'Against' a Resolution, the SIP Trustee may vote on that Resolution on a show of hands. Otherwise the SIP Trustee may only vote on a poll. The SIP Trustee is not obliged to call for a poll.

3. To be effective, your Form of Direction must be signed and returned to the address on the reverse of the form so as to be received no later than 2.30pm on Wednesday 23 July 2003.

4. If the Form of Direction is returned, in the absence of instructions, the SIP Trustee will abstain from voting on Resolutions and will also abstain from voting on any other business (including amendments to Resolutions) which may properly come before the meeting. If the Form of Direction is not returned, the SIP Trustee will not vote on your behalf.

5. The Form of Direction relates only to the shares held on your behalf by the SIP Trustee. If, in addition, you hold shares, which you have either purchased outside of the employee share schemes or were released to you from trust in the Severn Trent Share Schemes, you will receive a Form of Proxy relating to those shares. If you are also a participant in the Severn Trent Share Schemes then you will receive a further Form of Direction in respect of the shares still held in trust. You are entitled to complete and return the Form of Proxy and both Forms of Direction.

6. Full biographical details of the Directors, including membership of Board Committees, may be found on pages 18 and 19 of the Annual Report and Accounts or on pages 16 and 17 of the Annual Review 2003.

Form of Direction
Share Incentive Plan

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

REFERENCE NUMBER | CARD I.D. | ACCOUNT NUMBER

You can submit your voting instructions electronically at www.sharevote.co.uk using the above numbers.

Please read the notes opposite carefully before completing this form.

As a participant in the Severn Trent Share Incentive Plan I hereby direct the Trustee to vote on my behalf at the Annual General Meeting to be held on 30 July 2003 at 2.30pm and at any adjournment thereof, in the manner set out below.

The Trustee will abstain from voting on any Resolution listed below if no instruction is given regarding that Resolution. The Trustee will also abstain from voting on any other business not discussed in the Resolutions which is transacted at the Meeting.

Please indicate how you wish the Trustee to vote by marking the appropriate boxes in black ink like this ▨.

Resolution	For	Against	Resolution	For	Against
1 To receive the Report and Accounts	☐	☐	9 Authority for donations – Biffa Waste Services Limited	☐	☐
2 To declare a final dividend	☐	☐	10 Authority for donations – Biffa Waste Services SA	☐	☐
3 Reappointment of Mr T D G Arculus*	☐	☐	11 Authority for donations – Severn Trent Services Limited	☐	☐
4 Reappointment of Mr R M Walker*	☐	☐	12 Approval of Remuneration Report	☐	☐
5 Reappointment of Mr E E Anstee*	☐	☐	13 Disapplication of pre-emption rights†	☐	☐
6 Reappointment of auditors and authority to determine remuneration	☐	☐	14 Authority to purchase own shares†	☐	☐
7 Authority for donations – Severn Trent Plc	☐	☐			
8 Authority for donations – Severn Trent Water Limited	☐	☐			

* See note 6 opposite
† Special Resolutions

Signature

Date

33

Once complete please detach and post this form. You may, if you prefer, return this card in a sealed envelope to the address shown on the reverse of this form. If you quote Freepost SEA7148 on the envelope your postage will be paid.

RESPONSE LICENCE No.
SEA7148

2

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6BA

Form of Proxy

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

REFERENCE NUMBER CARD I.D. ACCOUNT NUMBER

You can submit your proxy instructions electronically at www.sharevote.co.uk using the above numbers.

Please read the notes opposite carefully before completing this form.

I/We the undersigned, being a member of Severn Trent Plc, hereby appoint the Chairman of the Meeting or

as my/our proxy, to attend and, on a poll, vote on my/our behalf at the Annual General Meeting of Severn Trent Plc to be held on 30 July 2003 at 2.30pm, and at any adjournment thereof. The proxy will vote on the under-mentioned Resolutions as indicated. The proxy will vote at his or her discretion, or abstain from voting on any Resolution listed below if no instruction is given regarding that Resolution and on any other business transacted at the Meeting.

Please indicate how you wish your proxy to vote by marking the appropriate boxes in black ink like this ▨.

Resolution	For	Against	Resolution	For	Against
1 To receive the Report and Accounts	☐	☐	9 Authority for donations – Biffa Waste Services Limited	☐	☐
2 To declare a final dividend	☐	☐	10 Authority for donations – Biffa Waste Services SA	☐	☐
3 Reappointment of Mr T D G Arculus*	☐	☐	11 Authority for donations – Severn Trent Services Limited	☐	☐
4 Reappointment of Mr R M Walker*	☐	☐	12 Approval of Remuneration Report	☐	☐
5 Reappointment of Mr E E Anstee*	☐	☐	13 Disapplication of pre-emption rights†	☐	☐
6 Reappointment of auditors and authority to determine remuneration	☐	☐	14 Authority to purchase own shares†	☐	☐
7 Authority for donations – Severn Trent Plc	☐	☐			
8 Authority for donations – Severn Trent Water Limited	☐	☐			

* See note 11 opposite
† Special Resolutions

Please mark this box if signing on behalf of the shareholder as Power of Attorney, Receiver or Third Party. Their authority should be returned with this form. ☐

Signature

Date

Once complete please detach and post this form. You may, if you prefer, return this card in a sealed envelope to the address shown on the reverse of this form. If you quote Freepost SEA7148 on the envelope your postage will be paid.

RESPONSE LICENCE No.
SEA7148

2

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6BA

Admission slip

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

If you plan to attend the Annual General Meeting, please bring this slip with you and keep it until the end of the Meeting.

This slip shows that you are entitled to attend the Annual General Meeting, to be held at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands B92 0EJ on 30 July 2003 at 2.30pm.

This slip will allow you convenient entry into the Meeting. Doors will be open from 1.30pm.

Please see overleaf for directions.

Notes to Form of Proxy

1 If you cannot attend the Annual General Meeting but wish to vote on the Resolutions, you are entitled to appoint someone else, a 'proxy', to attend and vote in the event of a poll. A proxy need not be a shareholder of Severn Trent Plc.

2 If you wish to submit your proxy appointment and instructions electronically, please visit the www.sharevote.co.uk website, where full instructions on how to do so are given. If you return paper and electronic proxy instructions, in the absence of other evidence, those received last by the registrar will take precedence. This website is operated by the company's registrar, Lloyds TSB Registrars independently from Severn Trent Plc. Shareholders are advised to read the terms and conditions of use carefully.

3 A proxy must vote as you have instructed and cannot vote on a show of hands.

4 You can choose a proxy other than the Chairman of the Meeting by crossing out 'the Chairman of the Meeting' and writing another proxy's name and address in the space provided. You may appoint more than one proxy.

5 If you do not tell your proxy how to vote, your proxy can vote or abstain as he or she thinks fit on Resolutions and, unless instructed otherwise, on any other business at the Meeting (including amendments to Resolutions).

6 In the case of joint holders, any one holder may sign the form.

7 A corporation's form of proxy must be executed under its common seal, or under the hand of its officer or attorney, duly authorised in writing.

8 To be effective, a proxy must be lodged with the Company's registrars not later than 48 hours before the Meeting. To be valid, this form must be received no later than 2.30pm on 28 July 2003.

9 If the form of proxy is received signed, but without any instructions as to voting, the proxy will vote or abstain at his or her discretion.

10 Even if you complete and return a proxy form, you may still attend and vote in person should you later decide to do so.

11 Full biographical details of the Directors, including membership of Board committees, may be found on pages 18 and 19 of the Annual Report and Accounts or on pages 16 and 17 of the Annual Review 2003.



North
M42
A446
M6
Junction 4
A452
South
A452
A446
NEC
Junction 6
A45
A452
Nuneaton
B4102
A45
Birmingham
National
Motorcycle
Museum
A452
B4104
B4102
Meriden
Coventry
The Manor Hotel
B4104
M42
B4102
A452
Solihull
Balsall Common & Kenilworth

Directions for Severn Trent AGM at The National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands B92 0EJ

By car
The museum is situated adjacent to the NEC site approximately 15 miles east of Birmingham City Centre.

From the north
From the M42, exit at junction 6. At the roundabout, take the second exit to the museum compound.

From the south
From the M42, exit at junction 6. At the roundabout, take the fifth exit to the museum compound.

From Birmingham
Leave Birmingham heading east on the A45 and exit at the M42 junction. At the roundabout take the fourth exit to the museum compound.

From Coventry
Leave Coventry heading west on the A45 and exit at the M42 junction. At the roundabout take the first exit to the museum compound.

Parking
There is a free designated area at the National Motorcycle Museum which will be available for shareholders.

Disabled parking
There is a designated area in front of the venue and security staff will be available to assist.

By bus
The number 900 bus from Birmingham City Centre/ Coventry City Centre to Birmingham International Railway Station **(not the Airport Stop)**. Severn Trent marshals will be at the station to direct shareholders onto free coaches which will take them to the National Motorcycle Museum and return them to the station after the AGM ends.

By rail
Alight at Birmingham International Railway Station. Severn Trent marshals will be at the station to direct shareholders onto free coaches which will take them to the National Motorcycle Museum and return them to the station after the AGM ends.

On arrival
Doors will open at 1.30pm and Severn Trent marshals will be on hand to deal with queries and to show shareholders into the AGM hall. Shareholders will be given the opportunity to meet the Directors prior to the meeting.

Coffee, tea and biscuits will be available for shareholders.

There will be no facilities for young children.

Disabled persons
Special arrangements have been made to offer assistance to disabled shareholders.

If you are disabled, please make yourself known to any Severn Trent marshal on arrival.

If you have a companion to assist you, he or she will be admitted to the meeting. Guide dogs will also be allowed into the meeting.

If you are deaf or hard of hearing, headsets will be provided. There will also be sign language interpreters.

Notes to Form of Direction

1 As a participant of the Severn Trent Share Schemes (the 'Schemes') shares are held on your behalf by the Trustee, Severn Trent Water Share Scheme Trustees Limited (the 'PSS Trustee'). As a member of the Schemes you are entitled to direct the PSS Trustee how to vote on a poll on your behalf at the meeting, and at any adjournment thereof, by completing the Form of Direction.

2 If you wish to direct the PSS Trustee how to vote on a poll on your behalf you may do so by marking the appropriate box 'For' or 'Against' in respect of each Resolution. If all members of the Schemes direct the PSS Trustee to vote either 'For' or 'Against' a Resolution, the PSS Trustee may vote on that Resolution on a show of hands. Otherwise the PSS Trustee *may* only vote on a poll. The PSS Trustee is not obliged to call for a poll.

3 To be effective your Form of Direction must be signed and returned to the address on the reverse of the form so as to be received no later than 2.30pm on Wednesday 23 July 2003.

4 If the Form of Direction is returned, in the absence of instructions, the PSS Trustee will abstain from voting on Resolutions and will also abstain from voting on any other business (including amendments to Resolutions) which may properly come before the meeting. *If the Form of Direction is not returned, the PSS Trustee will not vote on your behalf.*

5 The Form of Direction relates only to the shares held on your behalf by the PSS Trustee. If, in addition, you hold shares that you have either purchased outside of the employee share schemes or were released to you from trust, you will receive a Form of Proxy relating to those shares. If you are also a participant in the Severn Trent Share Incentive Plan you will receive a further Form of Direction in respect of those shares. You are entitled to complete and return the Form of Proxy and both Forms of Direction.

6 Full biographical details of the Directors, including membership of Board Committees, may be found on pages 18 and 19 of the Annual Report and Accounts or on pages 16 and 17 of the Annual Review 2003.

File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Form of Direction
Profit Sharing Scheme

REFERENCE NUMBER   CARD I.D.   ACCOUNT NUMBER

You can submit your voting instructions electronically at www.sharevote.co.uk using the above numbers.

Please read the notes opposite carefully before completing this form.

As a participant in the Severn Trent Share Schemes I hereby direct the Trustee to vote on my behalf at the Annual General Meeting to be held on 30 July 2003 at 2.30pm and at any adjournment thereof, in the manner set out below.

The Trustee will abstain from voting on any Resolution listed below if no instruction is given regarding that Resolution. The Trustee will also abstain from voting on any other business not discussed in the Resolutions which is transacted at the Meeting.

Please indicate how you wish the Trustee to vote by marking the appropriate boxes in black ink like this ▨.

Resolution	For	Against
1 To receive the Report and Accounts	☐	☐
2 To declare a final dividend	☐	☐
3 Reappointment of Mr T D G Arculus*	☐	☐
4 Reappointment of Mr R M Walker*	☐	☐
5 Reappointment of Mr E E Anstee*	☐	☐
6 Reappointment of auditors and authority to determine remuneration	☐	☐
7 Authority for donations – Severn Trent Plc	☐	☐
8 Authority for donations – Severn Trent Water Limited	☐	☐
9 Authority for donations – Biffa Waste Services Limited	☐	☐
10 Authority for donations – Biffa Waste Services SA	☐	☐
11 Authority for donations – Severn Trent Services Limited	☐	☐
12 Approval of Remuneration Report	☐	☐
13 Disapplication of pre-emption rights†	☐	☐
14 Authority to purchase own shares†	☐	☐

* See note 6 opposite
† Special Resolutions

Signature   Date

Once complete please detach and post this form. You may, if you prefer, return this card in a sealed envelope to the address shown on the reverse of this form. If you quote Freepost SEA7148 on the envelope your postage will be paid.

RESPONSE LICENCE No.
SEA7148

2

Lloyds TSB Registrars
The Causeway
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